UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Otelco Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2126395
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Third Avenue East, Oneonta, AL	35121
(Address of principal executive offices)	(Zip Code)

Copy to:

Steven Khadavi, Esq.
Dorsey & Whitney LLP
51 West 52nd Street
New York, NY 10019-6119

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, $0.01 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General

On March 24, 2013, Otelco Inc., a Delaware corporation (the “Company”), and each of its direct and indirect subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to effectuate the Debtors’ joint prepackaged plan of reorganization (the “Plan”), a copy of which was included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2013 and which is incorporated herein by reference. On May 6, 2013, the Bankruptcy Court entered an order confirming the Plan. On May 24, 2013 (the “Effective Date”), the Debtors consummated their reorganization and the Plan became effective.

Pursuant to the Plan, on the Effective Date, all shares of the Company’s Class A common stock, $0.01 par value per share, that were issued and outstanding immediately prior to the Effective Date and all of the Company’s 13% Senior Subordinated Notes due 2019 (the “Notes”) that were issued and outstanding immediately prior to the Effective Date were cancelled. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Company’s new Class A common stock, $0.01 par value per share (the “Class A Common Stock”), which was issued pursuant to the Plan. The form of stock certificate for the Class A Common Stock is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

On the Effective Date, but prior to the distribution of the Class A Common Stock, the Company filed an Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted Fourth Amended and Restated By-laws (the “By-laws”). The following description of the Class A Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the By-laws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may affect the capital stock of the Company.

Also on the Effective Date, pursuant to the Plan, the Company issued new Class B common stock, $0.01 par value per share (the “Class B Common Stock”).

Authorized Capitalization

The Company’s authorized capital stock consists of 10,250,000 shares of common stock, $0.01 par value per share (the “Common Stock”), of which 10,000,000 shares are designated as Class A Common Stock and 250,000 shares are designated as Class B Common Stock.

Description of Capital Stock

Dividend Rights

Subject to applicable law, the Certificate of Incorporation, the rights, if any, of the holders of any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends and other distributions, and the rights of the holders of Class B Common Stock to participate in such dividends or other distributions pursuant to the Certificate of Incorporation, dividends and other distributions may be declared and paid on the Class A Common Stock out of the assets of the Company that are by law available therefor, at the times and in the amounts as the Board of Directors of the Company (the “Board of Directors”) in its discretion may determine.

If the Company declares and pays any dividend or other distribution on shares of Class A Common Stock, the holders of the shares of Class B Common Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Company that are by law available therefor, dividends or other distributions in respect of each share of Class B Common Stock, in the same amount per share as the holders of shares of Class A Common Stock.

If dividends are declared on the Class A Common Stock or the Class B Common Stock that are payable in shares of Common Stock, or securities convertible into, or exercisable or exchangeable for, Common Stock, the dividends payable to the holders of Class A Common Stock will be paid only in shares of Class A Common Stock (or securities convertible into, or exercisable or exchangeable for, Class A Common Stock), the dividends payable to the holders of Class B Common Stock will be paid only in shares of Class B Common Stock (or securities convertible into, or exercisable or exchangeable for, Class B Common Stock), and such dividends will be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively (or securities convertible into, or exercisable or exchangeable for, the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, respectively). In no event will the shares of either Class A Common Stock or Class B Common Stock be split, divided, combined or reclassified unless the outstanding shares of the other class is proportionately split, divided, combined or reclassified.

Conversion Rights

Holders of Class A Common Stock do not have conversion rights.

If (a) all of the outstanding obligations of the Company under the Third Amended and Restated Credit Agreement, dated as of the Effective Date (the “Credit Agreement”), among the Company, as borrower, the other credit parties signatory thereto, as credit parties, the lenders signatory thereto from time to time (the “Lenders”), as lenders, and General Electric Capital Corporation (the “Agent”), as agent and lender, have been satisfied in full (including the cash collateralization of any outstanding letters of credit) and (b) all of the commitments of the Lenders under the Credit Agreement have been terminated, then each share of Class B Common Stock will automatically and without further action be converted into one share of Class A Common Stock.

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held.

Except as set forth below, and except as required by applicable law, the holders of Class B Common Stock are not entitled to vote. Notwithstanding the preceding sentence, so long as any shares of Class B Common Stock remain outstanding, the Company may not, either directly or indirectly, by amendment, merger, consolidation or otherwise, take any of the following actions without (in addition to any other vote required by applicable law) the approval of the holders of at least a majority of the then outstanding shares of Class B Common Stock, given separately as a class:

•    adversely modify the rights, powers, preferences or privileges of, or the restrictions provided for the benefit of, the Class B Common Stock;

•    prior to (a) the indefeasible payment in full of all of the outstanding obligations of the Company under the Credit Agreement (including the cash collateralization of any outstanding letters of credit) and (b) the termination of all commitments of the Lenders under the Credit Agreement, modify the provisions of the Certificate of Incorporation relating to the composition of the Board of Directors;

•    create or authorize any additional class or series of capital stock of the Company having rights, powers, preferences or privileges that are senior or equal to the Class B Common Stock;

•    increase the authorized number of shares of the Common Stock;

•    modify any existing security of the Company having rights, powers, preferences or privileges that are equal to the Class B Common Stock, such that, after such modification, such security has rights, powers, preferences or privileges that are senior to the Class B Common Stock;

•    modify any existing security of the Company having rights, powers, preferences or privileges that are junior to the Class B Common Stock, such that, after such modification, such security has rights, powers, preferences or privileges that are either equal or senior to the Class B Common Stock;

•    increase the number of authorized shares under a stock incentive plan, or adopt a new equity incentive plan for the Company’s directors, employees or consultants;

•    authorize or effect the declaration or payment of any dividend on any shares of Common Stock or, except as permitted by the Stockholders’ Agreement, dated as of the Effective Date (the “Stockholders’ Agreement”), by and among the Company and the holders of the Class B Common Stock, the redemption or repurchase of any shares of Common Stock;

•    except in certain limited circumstances, effect a merger, reorganization, sale of control or any transaction in which all or substantially all of the assets of the Company and/or its subsidiaries are sold to a third party; or

•    alter or amend the covenant in the Certificate of Incorporation that generally requires the Company to sell all of its equity interests or substantially all of its assets within 180 days after the occurrence of certain triggering events (each, a “Triggering Event”).

The By-laws generally provide that the holders of a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote at a stockholders meeting will constitute a quorum for the transaction of business. When a quorum is present, except as set forth below, the affirmative vote of the holders of a majority of the voting power present in person or by proxy is required to take action, unless otherwise specified by applicable law or the Certificate of Incorporation.

Notwithstanding the above, the election of directors of the Company will be determined by a plurality vote. Prior to (a) the indefeasible payment in full of all of the outstanding obligations of the Company under the Credit Agreement (including the cash collateralization of any outstanding letters of credit) and (b) the termination of all commitments of the Lenders under the Credit Agreement, the Board of Directors will be comprised of seven members and will consist of (1) four individuals who will be elected by the holders of Class A Common Stock (the “Class A Directors”) and (2) three individuals who will be elected by the holders of Class A Common Stock and who do not have any material business or close personal relationships with or any history or any material business or close relationships with any or all of the Agent, the Lenders, the holders of the Notes, the management of the Company, the Company or any of their respective affiliates (the “Special Directors”); provided that the Special Directors must be acceptable to the holders of at least a majority of the Class B Common Stock in respect of experience, qualifications, disinterestedness, independence and integrity. Following (x) the indefeasible payment in full of all of the outstanding obligations of the Company under the Credit Agreement (including the cash collateralization of any outstanding letters of credit) and (y) the termination of all commitments of the Lenders under the Credit Agreement, the number of members of the Board of Directors will be fixed from time to time by resolution of a majority of the entire Board of Directors and all members of the Board of Directors will be elected by the holders of Class A Common Stock.

Holders of shares of Common Stock have no cumulative voting rights.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock will be entitled to all assets remaining after payment of all debts and other liabilities.

Preemptive, Subscription and Redemption Rights

Holders of Class A Common Stock do not have preemptive, subscription or redemption rights.

Except as set forth in the Stockholders’ Agreement, holders of Class B Common Stock do not have preemptive, subscription or redemption rights.

Bring-Along Rights

The Certificate of Incorporation provides that, at any point following the occurrence of a Triggering Event, in the event that one or more holders of Class B Common Stock, acting together or pursuant to a common plan or arrangement, dispose of 50% or more of the shares of Class B Common Stock then owned by all holders of Class B Common Stock, then the selling holders may, at their option, require the other stockholders of the Company to dispose of all or, if applicable, a pro rata portion of the shares of Common Stock held by them for the same consideration per share and otherwise on the same terms and conditions upon which the selling holders effect the disposition of their shares.

Anti-Takeover Effects of Various Provisions of the Certificate of Incorporation, the By-laws and the DGCL

The Certificate of Incorporation, the By-laws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by stockholders.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not expressly address cumulative voting and the By-laws provide that no stockholder will be allowed to cumulate his, her or its votes with respect to the election of directors.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders

The Certificate of Incorporation prohibits stockholder action by written consent. The By-laws also provide that special meetings of stockholders may be called only by the Board of Directors pursuant to (a) a resolution approved by a majority of the members of the Board of Directors or (b) a request by holders of at least a majority in voting power of all the outstanding shares of the capital stock of the Company entitled to vote at that special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The By-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the Company’s corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at the Company’s principal executive offices not less than 90 or more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting of stockholders is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, to be timely, a stockholder’s notice must be delivered or mailed and received not earlier than the 120th day prior to such annual meeting of stockholders and not later than the close of business on the later of the 90th day prior to such annual meeting of stockholders or the 10th day following the day on which public announcement of the date of such annual meeting of stockholders is first made by the Company. The By-laws also specify requirements as to the form and content of a stockholder’s notice. Stockholder nominations for the election of directors at a special meeting must be received by the Company’s corporate secretary at the principal executive offices of the Company by the close of business on the later of 10 days following the day on which public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held.

Director Voting

Generally, each director of the Company will be entitled to one vote on every matter to be voted on by the Board of Directors. However, the By-laws provided that, following the occurrence of a Triggering Event, but prior to the indefeasible payment in full of all of the outstanding obligations of the Company under the Credit Agreement (including the cash collateralization of any outstanding letters of credit) and the termination of all commitments of the Lenders under the Credit Agreement, (a) each Class A Director will be entitled to one vote on every matter to be voted on by the Board of Directors and (b) each Special Director will be entitled to two votes on every matter to be voted on by the Board of Directors; provided, that if there is a vacancy among the Special Directors, then the votes of the remaining Special Directors will be increased on a pro rata basis to provide the Special Directors with an aggregate of six votes on all matters to be voted on by the Board of Directors.

Prior to the indefeasible payment in full of all of the outstanding obligations of the Company under the Credit Agreement (including the cash collateralization of any outstanding letters of credit) and the termination of all commitments of the Lenders under the Credit Agreement, in addition to any other vote required by applicable law, the Company may not file any voluntary bankruptcy proceeding without the approval of the Special Directors holding at least two-thirds of the votes then entitled to be cast by all of the Special Directors.

Limitations on Liability and Indemnification of Officers, Directors and Employees

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors’ fiduciary duties as directors. The Certificate of Incorporation contains a provision eliminating the personal liability of the Company’s directors to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law.

The By-laws generally provide that the Company must indemnify its officers, directors and employees and advance expenses to the Company’s officers and directors to the fullest extent permitted by the DGCL.

The By-laws also expressly authorize the Company to, and the Company does, carry directors’ and officers’ insurance for its officers, directors and certain employees for some liabilities.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock will be available for future issuance without the approval of the Company’s stockholders. The Company may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Approval Rights of the Holders of Class B Common Stock

As described in greater detail above, so long as any shares of Class B Common Stock remain outstanding, the Company may not take certain actions without the approval of the holders of at least a majority of the then outstanding shares of Class B Common Stock.

As also described above, the Special Directors must be acceptable to the holders of at least a majority of the Class B Common Stock in respect of experience, qualifications, disinterestedness, independence and integrity.

Newly Created Directorships and Vacancies on the Board of Directors

Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies on the Board of Directors may be filled solely by the affirmative vote of a majority of the remaining members of the Board of Directors, even if less than a quorum, or, if no members of the Board of Directors remain, by a vote of the stockholders of the Company, it being understood that any Special Director must be acceptable to the holders of at least a majority of the Class B Common Stock in respect of experience, qualifications, disinterestedness, independence and integrity.

Adoption, Amendment and Repeal of By-laws

The Certificate of Incorporation grants the Board of Directors the authority to adopt, amend and repeal By-laws, in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation, without any action on the part of the stockholders of the Company.

The Certificate of Incorporation also provides that, subject to the voting rights of the holders of Class B Common Stock described above, By-laws may be adopted, amended or repealed by a vote of stockholders representing no less than two-thirds of the voting power of all the outstanding shares of capital stock of the Company entitled to vote thereon.

Notwithstanding the above, if shares of Class B Common Stock are issued and outstanding, the provisions of the By-laws described in the second sentence of the first paragraph of “Director Voting” above may not be amended or repealed by the stockholders of the Company or the Board of Directors, except by the affirmative vote of the holders of at least a majority of the then outstanding shares of Class B Common Stock.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 of the DGCL provides that the Company may not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder, unless:

•    prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or

•    at or subsequent to that time, the business combination is approved by the Board of Directors and authorized by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock of the Company that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of the voting stock of the Company.

Under certain circumstances, Section 203 of the DGCL would make it more difficult for a person who would be an interested stockholder to effect various business combinations with the Company for a three-year period. The provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Wells Fargo Shareowner Services is the transfer agent and registrar for the Common Stock.

Item 2. Exhibits.

Exhibit No.	Description

2.1
Joint Prepackaged Plan of Reorganization for Otelco Inc. and Its Affiliated Debtors, as confirmed by the Bankruptcy Court on May 6, 2013 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 6, 2013 and incorporated herein by reference)

3.1	Amended and Restated Certificate of Incorporation of Otelco Inc.

3.2	Fourth Amended and Restated By-laws of Otelco Inc.

4.1	Form of stock certificate for Class A common stock, $0.01 par value per share

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Otelco Inc. (Registrant)

Date: May 24, 2013	By:	/s/ Curtis L. Garner, Jr.
Curtis L. Garner, Jr.
Chief Financial Officer